EXHIBIT 99.1

JOINT FILING AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(1) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

ICONIQ STRATEGIC PARTNERS II, L.P.
Signature: /s/ Kevin Foster
Name/Title: Kevin Foster, Head of Strategy of General Partner of General Partner
Date: November 14, 2025

ICONIQ STRATEGIC PARTNERS II-B, L.P.
Signature: /s/ Kevin Foster
Name/Title: Kevin Foster, Head of Strategy of General Partner of General Partner
Date: November 14, 2025

ICONIQ STRATEGIC PARTNERS II CO-INVEST, L.P. (SERIES NS)
Signature: /s/ Kevin Foster
Name/Title: Kevin Foster, Head of Strategy of General Partner of General Partner
Date: November 14, 2025

ICONIQ STRATEGIC PARTNERS II GP, L.P.
Signature: /s/ Kevin Foster
Name/Title: Kevin Foster, Head of Strategy of General Partner
Date: November 14, 2025

ICONIQ STRATEGIC PARTNERS II TT GP, LTD.
Signature: /s/ Kevin Foster
Name/Title: Kevin Foster, Head of Strategy
Date: November 14, 2025

ICONIQ STRATEGIC PARTNERS VI, L.P.
Signature: /s/ Kevin Foster
Name/Title: Kevin Foster, Head of Strategy of General Partner of General Partner
Date: November 14, 2025

ICONIQ STRATEGIC PARTNERS VI-B, L.P.
Signature: /s/ Kevin Foster
Name/Title: Kevin Foster, Head of Strategy of General Partner of General Partner
Date: November 14, 2025

ICONIQ STRATEGIC PARTNERS VI CO-INVEST, L.P. (SERIES NS)
Signature: /s/ Kevin Foster
Name/Title: Kevin Foster, Head of Strategy of General Partner of General Partner
Date: November 14, 2025

ICONIQ STRATEGIC PARTNERS VI GP, L.P.
Signature: /s/ Kevin Foster

Name/Title: Kevin Foster, Head of Strategy of General
                Partner
Date: November 14, 2025

ICONIQ STRATEGIC PARTNERS VI TT GP, LTD.
Signature: /s/ Kevin Foster
Name/Title: Kevin Foster, Head of Strategy
Date: November 14, 2025

MAKAN DIVESH
Signature: /s/ Divesh Makan
Name/Title: Divesh Makan
Date: November 14, 2025

GRIFFITH WILLIAM J.G.
Signature: /s/ William J.G. Griffith
Name/Title: William J.G. Griffith
Date: November 14, 2025

JACOBSON MATTHEW
Signature: /s/ Matthew Jacobson
Name/Title: Matthew Jacobson
Date: November 14, 2025